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                 April 9, 2024

       Diane Nguyen
       Chief Legal Officer
       D-Wave Quantum Inc.
       2650 East Bayshore Road,
       Palo Alto, CA 94303

                                                        Re: D-Wave Quantum Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2024
                                                            File No. 333-278447

       Dear Diane Nguyen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-
       3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Christina C. Russo